02 JUL 11

# Companhia Energética de São Paulo

SUPPL

02042497

FINANCIAL STATEMENTS

AS OF MARCH 31, 2002

TOGETHER WITH REPORT

OF INDEPENDENT PUBLIC ACCOUNTANTS

ANDERSEN

## Report of Independent Public Accountants

(Translation of the report originally issued in Portuguese.
See Note 20 to the financial statements.)

To the Management and Shareholders of

CESP - Companhia Energética de São Paulo:

(1) We have performed a special review of the quarterly information of CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO (a Brazilian corporation) which includes the balance sheet as of March 31, 2002, the statement of income for the quarter then ended, the performance report, and relevant information, prepared in accordance with accounting practices emanating from Brazilian corporate law and under the responsibility of the Company's management.

(2) Our review was conducted in accordance with specific standards established by IBRACON - Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or may have had significant effects on the financial position and operations of the Company.

(3) As described in Note 3, the Company did not record the effects related to the purchase and sale of electricity in the Wholesale Energy Market - MAE for the first quarter of 2002.

(4) Based on our special review, except for the adjustments, if any, arising from the matter mentioned in paragraph (3), we are not aware of any significant change that should be made to the quarterly information referred to above for it to be in conformity with accounting practices emanating from Brazilian corporate law, applied on a basis consistent with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly information.

(5) We had previously audited the balance sheet as of December 31, 2001, presented for comparative purposes, and issued an unqualified report thereon, dated March 25, 2002. The statement of income for the quarter ended March 31, 2001, presented for comparative purposes, was subject to a special review in accordance with specific standards established by IBRACON, and our report thereon, dated May 11, 2001, did not contain qualifications.

(6) As commented in Note 2, the Company recorded in its financial statements as of December 31, 2001 assets and liabilities related to the sale and purchase of energy in the spot market, based on preliminary data provided by the Wholesale Energy Market (MAE). In addition, it recorded receivables related to tariff recovery for the energy rationing period, as well as prepaid expenses related to cost variations of Portion "A" (CVA) arising from the application of Law No. 10,438/02, Resolution No. 90 of the National Electric Energy Agency (ANEEL) and Resolution No. 91 of the Energy Crisis Management Committee (GCE). These amounts will be realized by means of extraordinary tariff increases already approved by specific resolutions of ANEEL, as well as through inclusion of the CVA in the annual analysis of tariff adjustments, both of which are pending ANEEL's review and approval.

São Paulo, May 14, 2002

ARTHUR ANDERSEN S/C

Maurício Pires de Andrade Resende
Engagement Partner

**Report of Independent Public Accountants**

(Translation of the report originally issued in Portuguese.
See Note 20 to the financial statements.)

To the Management and Shareholders of

CESP - Companhia Energética de São Paulo:

(1) We have performed a special review of the quarterly information of CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO (a Brazilian corporation) which includes the balance sheet as of March 31, 2002, the statement of income for the quarter then ended, the performance report, and relevant information, prepared in accordance with accounting practices emanating from Brazilian corporate law and under the responsibility of the Company's management.

(2) Our review was conducted in accordance with specific standards established by IBRACON - Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or may have had significant effects on the financial position and operations of the Company.

(3) As described in Note 3, the Company did not record the effects related to the purchase and sale of electricity in the Wholesale Energy Market - MAE for the first quarter of 2002.

(4) Based on our special review, except for the adjustments, if any, arising from the matter mentioned in paragraph (3), we are not aware of any significant change that should be made to the quarterly information referred to above for it to be in conformity with accounting practices emanating from Brazilian corporate law, applied on a basis consistent with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly information.

(5) We had previously audited the balance sheet as of December 31, 2001, presented for comparative purposes, and issued an unqualified report thereon, dated March 25, 2002. The statement of income for the quarter ended March 31, 2001, presented for comparative purposes, was subject to a special review in accordance with specific standards established by IBRACON, and our report thereon, dated May 11, 2001, did not contain qualifications.

(6) As commented in Note 2, the Company recorded in its financial statements as of December 31, 2001 assets and liabilities related to the sale and purchase of energy in the spot market, based on preliminary data provided by the Wholesale Energy Market (MAE). In addition, it recorded receivables related to tariff recovery for the energy rationing period, as well as prepaid expenses related to cost variations of Portion "A" (CVA) arising from the application of Law No. 10,438/02, Resolution No. 90 of the National Electric Energy Agency (ANEEL) and Resolution No. 91 of the Energy Crisis Management Committee (GCE). These amounts will be realized by means of extraordinary tariff increases already approved by specific resolutions of ANEEL, as well as through inclusion of the CVA in the annual analysis of tariff adjustments, both of which are pending ANEEL's review and approval.

São Paulo, May 14, 2002

ARTHUR ANDERSEN S/C

Maurício Pires de Andrade Resende
Engagement Partner

BALANCE SHEETS--MARCH 31, 2002 AND DECEMBER 31, 2001

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

A S S E T S

| | March 31, 2002 (Unaudited) | December 31, 2001 |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | 22,851 | 7,630 |
| Accounts receivable - consumers | 30,241 | 26,812 |
| Accounts receivable - electric utilities | 360,690 | 357,735 |
| Receivables - electricity | 303,374 | 298,676 |
| Receivables from related parties | 29,811 | 20,661 |
| Other receivables | 26,399 | 27,668 |
| Allowance for doubtful accounts | (44,915) | (42,700) |
| Recoverable taxes | 9,702 | 35,603 |
| Retained deposits and guarantees | 21,833 | 24,043 |
| Materials and supplies | 8,760 | 8,862 |
| Prepaid expenses | 9,268 | 6,104 |
| | 778,014 | 771,094 |
| NONCURRENT ASSETS: | | |
| Receivables - electricity | 303,419 | 291,243 |
| Receivables from related parties | 487,468 | 497,300 |
| Deferred tax credits | 776,367 | 776,420 |
| Recoverable taxes | 8,679 | 8,702 |
| Other receivables | 69,858 | 67,775 |
| Prepaid expenses | 9,148 | 7,603 |
| | 1,654,939 | 1,649,043 |
| PERMANENT ASSETS: | | |
| Investments | 48,647 | 50,220 |
| Property, plant and equipment- | | |
| In service | 16,428,493 | 16,215,892 |
| Construction in progress | 1,464,711 | 1,695,318 |
| | 17,893,204 | 17,911,210 |
| | 17,941,851 | 17,961,430 |
| Total assets | 20,374,804 | 20,381,567 |

The accompanying notes are an integral part of these balance sheets.

BALANCE SHEETS--MARCH 31, 2002 AND DECEMBER 31, 2001

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY

| | March 31, 2002 (Unaudited) | December 31, 2001 |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Suppliers | 81,170 | 79,532 |
| Electricity purchased | 45,829 | 37,017 |
| Payroll | 784 | 868 |
| Taxes payable | 40,300 | 50,989 |
| Taxes payable - REFIS (Tax Recovery Program) | 19,552 | 18,057 |
| Accrued charges on debt | 111,896 | 99,875 |
| Loans and financing | 961,589 | 955,939 |
| Accounts payable - electricity | 767,998 | 749,606 |
| Accounts payable to related parties | 24,026 | 52,688 |
| Pension plan - Fundação CESP | 89,392 | - |
| Accrued liabilities - payroll | 9,950 | 11,590 |
| Reserve for contingencies | 312,510 | 297,243 |
| Regulatory charges payable | 55,429 | 49,811 |
| Dividends | 1,758 | 1,759 |
| Other | 44,456 | 38,661 |
| | 2,566,639 | 2,443,635 |
| LONG-TERM LIABILITIES: | | |
| Loans and financing | 6,937,270 | 7,183,252 |
| Accounts payable - electricity | 14,908 | 14,908 |
| Accounts payable to related parties | 129,150 | 557,060 |
| Pension plan - Fundação CESP | 535,539 | - |
| Taxes payable | 11,318 | 11,318 |
| Taxes payable - REFIS | 255,933 | 258,183 |
| Regulatory charges payable | - | 1,357 |
| | 7,884,118 | 8,026,078 |
| Special liabilities | 15,481 | 15,481 |
| | 7,899,599 | 8,041,559 |
| SHAREHOLDERS' EQUITY: | | |
| Capital | 2,655,433 | 2,655,433 |
| Capital reserves | 5,542,119 | 5,542,119 |
| Income reserves | 1,520,985 | 1,537,007 |
| Retained earnings | 190,029 | 161,814 |
| | 9,908,566 | 9,896,373 |
| Total liabilities and shareholders' equity | 20,374,804 | 20,381,567 |

The accompanying notes are an integral part of these balance sheets.

# STATEMENTS OF INCOME

## FOR THE QUARTERS ENDED MARCH 31, 2002 AND 2001

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

(Unaudited)

| | 2002 | 2001 |
|---|---|---|
| OPERATING REVENUES: | | |
| Electricity sales to final consumers | 30,823 | 25,916 |
| Electricity sales to distributors | 396,711 | 359,611 |
| Other revenues | 55 | 75 |
| | 427,589 | 385,602 |
| TAXES AND REGULATORY CHARGES: | | |
| Global reserve for reversion quota (RGR quota) | (10,644) | (10,643) |
| Value-added tax on sales to final consumers | (5,535) | (4,665) |
| COFINS (tax on operating revenues) | (12,846) | (11,568) |
| PIS (tax on operating revenues) | (2,783) | (2,506) |
| | (31,808) | (29,382) |
| NET OPERATING REVENUES | 395,781 | 356,220 |
| OPERATING EXPENSES: | | |
| Personnel | (19,374) | (18,481) |
| Materials and supplies | (2,220) | (994) |
| Outside services | (9,009) | (9,825) |
| Compensation for use of water resources | (16,436) | (16,375) |
| Fuel usage quota (CCC quota) | (3,907) | (3,755) |
| Electricity purchased for resale | (8,534) | (17,294) |
| Electricity network usage charges | (8,076) | (7,350) |
| Depreciation | (108,289) | (98,923) |
| Pension plan expenses - Fundação CESP | (25,474) | - |
| Other expenses | (8,185) | (3,845) |
| | (209,504) | (176,842) |
| INCOME FROM ELECTRIC UTILITY OPERATIONS | 186,277 | 179,378 |

| | 2002 | 2001 |
|---|---|---|
| FINANCIAL INCOME (EXPENSES): | | |
| Income | 32,792 | 42,962 |
| Expenses- | | |
| Financial charges | (117,236) | (143,397) |
| Other | (54,069) | (25,560) |
| Net monetary and exchange variations | (27,715) | (578,732) |
| | (199,020) | (747,689) |
| | (166,228) | (704,727) |
| INCOME (LOSS) FROM OPERATIONS | 20,049 | (525,349) |
| NONOPERATING EXPENSE | (6,006) | (4,923) |
| INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES | 14,043 | (530,272) |
| Deferred social contribution tax | (1,357) | 42,365 |
| Deferred income tax | (493) | 135,548 |
| NET INCOME (LOSS) | 12,193 | (352,359) |
| EARNINGS (LOSS) PER THOUSAND SHARES - R$ | 0.13 | (3.76) |

The accompanying notes are an integral part of these statements.

NOTES TO THE QUARTERLY INFORMATION

AS OF MARCH 31, 2002

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

(Translation of the original in Portuguese)

## 1. OPERATIONS

CESP - Companhia Energética de São Paulo ("CESP" or the "Company") is a publicly-traded mixed capital company, controlled by the São Paulo State Government. The Company's principal activities are the planning, construction and operation of electric energy generation and distribution systems.

After the partial spin-off on March 31, 1999, CESP retained the Ilha Solteira, Três Irmãos, Jupiá, Engenheiro Sérgio Motta (Porto Primavera), Jaguari and Paraibuna power plants which represent installed generating capacity of 7,236 MW, equivalent to approximately 57% of the installed capacity in the State of São Paulo.

As a concessionaire of electric energy service, CESP's activities are regulated and inspected by the National Electric Energy Agency (ANEEL), part of the Ministry of Mines and Energy, and operates its power plants on an integrated basis with the National Electric System Operators (ONS).

## 2. PRESENTATION OF QUARTERLY INFORMATION

This information should be analyzed together with the Company's financial statements for the year ended December 31, 2001, prepared in accordance with accounting practices emanating from Brazilian corporate law, standards established by ANEEL, and instructions of the Brazilian Securities Commission (CVM).

The accounting practices adopted in the preparation of this interim information are consistent with those applied in the preparation of the financial statements as of December 31, 2001.

## 3. WHOLESALE ENERGY MARKET (MAE)

This quarterly information is being presented without considering the electric energy transactions arising from processing in the Wholesale Energy Market (MAE), since MAE has not formally disclosed its statements which should include, for the quarter, two months under the energy rationing period enacted in June 2001, maintained to February 28, 2002.

Under the terms of ANEEL Circular No. 343 of May 9, 2002, MAE is still encountering difficulties to determine transactions which occurred within the context of MAE, due to certain inaccuracies in the calculation of figures, as well as to the lack of certain definitions significantly impacting the calculation of such figures, the solutions of which have been practically reached.

Since figures produced internally by CESP's technical areas differ from the preliminary data made available by MAE, and ANEEL's Circular Letter expressly points out the level of inaccuracies which MAE's data may present, considering the uncertainties regarding solutions for existing pending issues, CESP's management decided not to include any figures in the statements for this quarter, but to include them when finalized, thus avoiding the presentation of misleading information which might be reversed in the short term.

## 4. OVERALL AGREEMENT FOR THE ELECTRIC ENERGY SECTOR

At the end of 2001, the generating utilities, distributors and the Federal Government reached an Overall Agreement for the Electric Energy Sector, with BNDES (National Bank for Economic and Social Development) acting as the financing agent. The Agreement was put into effect by ANEEL which established, through resolutions, the accounting procedures required to reflect the terms of the Agreement and several other Federal Government decisions made by the Energy Crisis Management Committee.

As required by ANEEL, the Company recorded the results of the electric energy transaction processing in the country to December 31, 2001, disclosed by the MAE on March 13, 2002, which was included in the financial statements for 2001.

We emphasize that, according to MAE, the data disclosed are preliminary and contain the best figures available to prepare the accounting records and financial statements, and are only applicable for this purpose.

The table below sets forth the amounts recorded in December 2001, with the corresponding changes for the quarter:

| | December 31, 2001 | 1st quarter/2002 Additions | Amortization | Restatement | March 31, 2002 (Unaudited) |
|---|---|---|---|---|---|
| Assets: | | | | | |
| Current- | | | | | |
| Electricity from independent suppliers | 133,448 | - | - | 5,538 | 138,986 |
| Reimbursement agreement | 7,454 | - | - | - | 7,454 |
| Tariff recovery | 4,719 | 549 | (1,900) | 511 | 3,879 |
| Spot market energy - MAE closing for 2001 | 153,055 | - | - | - | 153,055 |
| Receivables - electricity | 298,676 | 549 | (1,900) | 6,049 | 303,374 |
| Noncurrent- | | | | | |
| Electricity from independent suppliers | 266,897 | - | - | 11,076 | 277,973 |
| Reimbursement agreement | 14,908 | - | - | - | 14,908 |
| Tariff recovery | 9,438 | 1,100 | - | - | 10,538 |
| Receivables - electricity | 291,243 | 1,100 | - | 11,076 | 303,419 |
| | 589,919 | 1,649 | (1,900) | 17,125 | 606,793 |

| | December 31, 2001 | 1st quarter/2002 Additions | Amortization | Restatement | March 31, 2002 (Unaudited) |
|---|---|---|---|---|---|
| Liabilities: | | | | | |
| Current- | | | | | |
| Electricity from independent suppliers | 443,186 | - | - | 18,392 | 461,578 |
| Reimbursement agreement | 7,454 | - | - | - | 7,454 |
| Spot market energy - MAE closing for 2001 | 145,170 | - | - | - | 145,170 |
| Spot market energy MAE/ABRAGE portion for 2001 | 153,796 | - | - | - | 153,796 |
| Accounts payable - electricity | 749,606 | - | - | 18,392 | 767,998 |
| Long term- | | | | | |
| Reimbursement agreement (accounts payable - electricity) | 14,908 | - | - | - | 14,908 |
| | 764,514 | - | - | 18,392 | 782,906 |

4.1. Spot Market Energy

Represents the monthly variations for the year 2001, resulting from the amounts processed within the MAE environment, between the commitments assumed by the Company for its market and the other MAE agents, against the actual performance of each member of the system.

The Company's positive variations are treated as revenue and amounted to R$153,055.

The negative variations (exposures) are treated as expense and amounted to R$298,966. Part of the negative variations, in CESP's case the portion of R$153,796, "MAE/ABRAGE portion - 2001" was formally challenged as a group represented by the Brazilian Association of Large Electric Energy Generators (ABRAGE), in a meeting on March 20, 2002, with representatives from BNDES, ANEEL and the Energy Wholesale Market Council (COMAE), which form the Energy Sector Revitalization Committee. At the meeting, it was decided that the dispute will be resolved between the parties, based on a detailed analysis of the treatment to which that portion was or should be submitted; the final decision will be made by the Energy Crisis Management Committee.

CESP is also requesting the recognition of credits arising from production gains at the generating units of the Porto Primavera hydroelectric power plant, in accordance with ANEEL's Official Circular No. 28, which, from July to December 2001, based on Company calculations, is estimated at R$70 million in its favor.

5. RECEIVABLES FROM RELATED PARTIES

| Debtor | Description | March 31, 2002 (Unaudited) Current | Noncurrent | Total | December 31, 2001 Total |
|---|---|---|---|---|---|
| Finance Department of the State of São Paulo | Consolidated credits | 18,005 | 482,549 | 500,554 | 498,667 |
| | Financial contract | 11,806 | 4,919 | 16,725 | 19,294 |
| | | 29,811 | 487,468 | 517,279 | 517,961 |

5.1. Consolidated Credits

Includes R$489,322 from the contract entered into on November 17, 2000, receivable in 120 monthly installments, and R$11,232 from the contract entered into on December 1, 2000, receivable in 48 monthly installments. The amounts under both contracts are restated based on the IGP-M (General Market Price Index), and earn 6% interest per year.

5.2. Financial Contract

Amounts under the contract entered into on August 6, 1999, repassed monthly to Fundação CESP. This contract is being amortized in 48 monthly installments, restated based on the IGP-M, and subject to 6% interest per year (Note 11.2.).

6. RETAINED DEPOSITS AND GUARANTEES - CURRENT ASSETS

| | March 31, 2002 (Unaudited) | December 31, 2001 |
|---|---|---|
| Civil lawsuits | 13,287 | 15,512 |
| Labor lawsuits | 8,546 | 8,531 |
| | 21,833 | 24,043 |

7. DEFERRED TAX CREDITS

The Company, based on analyses related to multi-year operating projections, considering the electric energy wholesale market, the start-up of new energy generating units, and the recovery of the construction cost incurred and to be incurred for the Engenheiro Sérgio Motta power plant, recognized tax credits related to tax loss carryforwards, as well as on temporary differences, based on CVM Resolution No. 273/98.

Amounts are as follows:

| | March 31, 2002 (Unaudited) | December 31, 2001 |
|---|---|---|
| Income tax: | | |
| Tax loss carryforwards | 544,413 | 543,850 |
| Temporary differences | 71,583 | 72,638 |
| | 615,996 | 616,488 |
| Social contribution tax: | | |
| Tax loss carryforwards | 145,962 | 146,649 |
| Temporary differences | 14,409 | 13,283 |
| | 160,371 | 159,932 |
| | 776,367 | 776,420 |

The recognition of deferred tax credits is supported by financial projections prepared by management for the next ten years, as recommended by the Concession Authorities, aiming at determining the recoverability of tax loss carryforwards and temporary differences. These projections include as basic assumptions the increase in revenue due to the quantity of energy to be made available in the market and future tariff adjustments on energy supplied to distributors, versus the maintenance or reduction of the level of operating and financial expenses, with consequent positive results. These projections are periodically reviewed by management.

In accordance with tax legislation in force, tax loss carryforwards are available for offset against future taxable income, up to a limit of 30% per year. Based on projections prepared by the Company, these tax credits are expected to be realized in up to ten years.

The following sets forth the reconciliation between the aforementioned tax credits and the amounts calculated by applying the statutory tax rate of 33% (25% for income tax - IRPJ and 8% for social contribution tax - CSLL):

| | Income tax | | Social contribution tax | |
|---|---|---|---|---|
| | For the quarters ended | | For the quarters ended | |
| | March 31, 2002 | March 31, 2001 | March 31, 2002 | March 31, 2001 |
| | (Unaudited) | | (Unaudited) | |
| Income (Loss) before taxes | 14,043 | (530,272) | 14,043 | (530,272) |
| IRPJ and CSLL deferred tax credits at statutory rates | (3,511) | 132,568 | (1,123) | 42,422 |
| Permanent additions: | | | | |
| Donations | (5) | (89) | (1) | (28) |
| Other | (109) | (99) | (235) | (32) |
| | (114) | (188) | (236) | (60) |

| | | | | |
|---|---|---|---|---|
| Permanent exclusions: | | | | |
| Amortization of inflationary charges - Ordinance No. 250/85 | 1,550 | 1,550 | - | - |
| Interest on construction in progress | 1,574 | 1,528 | - | - |
| Other | 8 | 90 | 2 | 3 |
| | 3,132 | 3,168 | 2 | 3 |
| Tax credits (charges) in income | (493) | 135,548 | (1,357) | 42,365 |

8. PROPERTY, PLANT AND EQUIPMENT

Composed as follows:

| | March 31, 2002 (Unaudited) | | | December 31, 2001 |
|---|---|---|---|---|
| | Restated cost | Accumulated depreciation | Net | Net |
| In service: | | | | |
| Generation | 19,445,479 | (3,125,090) | 16,320,389 | 16,106,847 |
| Administration | 187,267 | (79,163) | 108,104 | 109,045 |
| | 19,632,746 | (3,204,253) | 16,428,493 | 16,215,892 |
| In progress: | | | | |
| Generation | 1,448,329 | - | 1,448,329 | 1,679,975 |
| Administration | 16,382 | - | 16,382 | 15,343 |
| | 1,464,711 | - | 1,464,711 | 1,695,318 |
| | 21,097,457 | (3,204,253) | 17,893,204 | 17,911,210 |

| | March 31, 2002 (Unaudited) | | | | December 31, 2001 |
|---|---|---|---|---|---|
| | Restated cost | Interest and financial charges during construction | Accumulated depreciation | Net | Net |
| In service: | | | | | |
| Intangibles | 130 | 7 | (67) | 70 | 70 |
| Land | 586,598 | 81,552 | - | 668,150 | 667,109 |
| Reservoirs, dams and watermains | 7,487,087 | 5,579,186 | (1,828,783) | 11,237,490 | 11,225,544 |
| Buildings, civil construction and improvements | 1,625,221 | 813,680 | (738,215) | 1,700,686 | 1,554,951 |
| Machinery and equipment | 2,338,120 | 1,098,913 | (622,656) | 2,814,377 | 2,760,890 |
| Vehicles | 11,038 | - | (10,027) | 1,011 | 1,364 |
| Furniture and fixtures | 11,215 | - | (4,506) | 6,709 | 5,964 |
| | 12,059,409 | 7,573,338 | (3,204,254) | 16,428,493 | 16,215,892 |
| In progress | 1,212,572 | 252,139 | - | 1,464,711 | 1,695,318 |
| | 13,271,981 | 7,825,477 | (3,204,254) | 17,893,204 | 17,911,210 |

8.1. Construction in Progress

CESP is constructing the Engenheiro Sérgio Motta power plant in the Paraná river basin, with the following characteristics:

| | |
|---|---|
| Total estimated capacity - MW | 1,814 |
| Number of generating units | 18 |
| Beginning of construction | 1980 |
| First unit in operation | 1999 |
| Units in operation - March 31, 2002 | 12 |
| Amount transferred to "In service" through March 31, 2002 | R$12,659,369 |

9. TAXES PAYABLE - REFIS (TAX RECOVERY PROGRAM)

The Company opted for the program on April 28, 2000, and declared its total tax debts to the Federal Revenue Service and the National Social Security Institute on June 30, 2000. More favorable conditions for debt amortization, such as extending payment terms and changing the index used (from SELIC, Central Bank overnight rate, to the long-term interest rate - TJLP), were key factors leading to the Company's option for REFIS.

Tax debts included in the program are as follows:

| | Principal | Interest and fines | Tax credits | Total | Restatement TJLP | Amortization | Balance as of March 31, 2002 (Unaudited) | Balance as of December 31, 2001 |
|---|---|---|---|---|---|---|---|---|
| Social contribution tax | 32,811 | 95,979 | (65,639) | 63,151 | 11,141 | (9,069) | 65,223 | 65,402 |
| FINSOCIAL | 1,629 | 6,440 | (4,404) | 3,665 | 647 | (526) | 3,786 | 3,796 |
| Corporate income tax contingency - 1998 | 5,389 | 4,099 | (2,803) | 6,685 | 1,179 | (960) | 6,904 | 6,923 |
| Social contribution tax contingency - 1998 | 2,464 | 1,874 | (1,281) | 3,057 | 539 | (439) | 3,157 | 3,166 |
| PIS contingency | 17,858 | 7,417 | (5,072) | 20,203 | 3,564 | (2,901) | 20,866 | 20,923 |
| INSS assessment | 93,528 | 124,597 | (85,210) | 132,915 | 23,448 | (19,088) | 137,275 | 137,651 |
| Income tax on indemnities | 27,203 | 31,175 | (21,320) | 37,058 | 6,538 | (5,322) | 38,274 | 38,379 |
| | 180,882 | 271,581 | (185,729) | 266,734 | 47,056 | (38,305) | 275,485 | 276,240 |

Of the total balance as of March 31, 2002, R$255,933 is classified in long-term liabilities.

The Company used its own tax loss carryforwards amounting to R$180,550, and social contribution tax loss carryforward credits from third parties amounting to R$5,179 to amortize interest and fines.

For the aforementioned debts included in the program, the Company pledged real estate (not linked to the generation of electric energy) in guarantee.

In view of the fixed nature of the financial charges on monthly installments due, as of March 31, 2002, the present value of these tax debts amounts to R$205,456, calculated based on revenue projections, considering, among other factors, the beginning of operations of new generating units at the Engenheiro Sérgio Motta power plant, tariff adjustments and the electric energy wholesale market. A restatement of the total debt based on the long-term interest rate (estimated at 10.0% per year) was also considered. As a result, the total debt is expected to be repaid over approximately 14 years. In compliance with CVM Instruction No. 346 of September 29, 2000, the Company opted not to record the adjustment to present value.

For the period from April 2000 to March 2002, the Company paid R$38,305 for REFIS obligations, at 1.2% of its monthly revenues.

The essential condition for maintaining the REFIS program is the prompt payment of the obligations.

# 10. LOANS AND FINANCING

## 10.1. Composition

| | March 31, 2002 (Unaudited) | | | December 31, 2001 | | |
|---|---|---|---|---|---|---|
| | Accrued interest and charges | Principal Current portion | Principal Long term | Accrued interest and charges | Principal Current portion | Principal Long term |
| Foreign currency: | | | | | | |
| Financial institutions | 84,930 | 194,095 | 2,856,124 | 43,145 | 212,477 | 2,853,427 |
| Medium-term notes (1) | 21,437 | - | 1,799,366 | 52,604 | - | 1,804,966 |
| Banco do Brasil S.A. | 1,425 | 165,282 | 1,156,972 | 653 | 165,054 | 1,155,379 |
| Eletrobrás | 1,207 | 4,108 | 19,127 | 657 | 4,103 | 19,101 |
| CPFL | 525 | 23,791 | 166,539 | 592 | 23,758 | 178,188 |
| Other institutions | 360 | 558 | 12,351 | 205 | 557 | 12,333 |
| | 109,884 | 387,834 | 6,010,479 | 97,856 | 405,949 | 6,023,394 |
| Local currency: | | | | | | |
| Financial institutions (2) | 2,012 | 24,919 | 304,325 | 2,019 | 24,494 | 275,555 |
| Eletrobrás | - | 154 | 3,343 | - | 206 | 3,356 |
| Fundação CESP (3) | - | - | - | - | 41,527 | 117,549 |
| Debentures | - | - | 276,786 | - | - | 264,160 |
| Electric energy term certificates | - | 548,682 | 342,337 | - | 483,763 | 499,238 |
| | 2,012 | 573,755 | 926,791 | 2,019 | 549,990 | 1,159,858 |
| | 111,896 | 961,589 | 6,937,270 | 99,875 | 955,939 | 7,183,252 |

(1) These notes are subject to certain restrictive clauses, which among others include limitation of the placement of liens on the whole or any portion of the Company's property to secure any of its indebtedness, or indebtedness of any other person, enter into sale and leaseback transactions, and compliance with certain financial ratios. In the event CESP does not meet those ratios for three consecutive quarters, it must redeem the notes within a 30-day period. These ratios have been complied with.
The final maturity of these notes will be in June 2007; however, holders of these notes are entitled to advance redemption in June 2002.

Notes related to the second funding, carried out in February 2001, have the same restrictive clauses as those of the previous funding, with final maturity in February and March 2004; they also entitle their holders to advance redemption in 2003.

(2) Includes, in addition to a loan with the National Bank for Economic and Social Development (BNDES), the funding carried out in March 2002, with Banco ABC Brasil S.A., subject to monthly interest of 0.4% and maturity in April 2003, in the amount of R$30,217.

(3) Amounts related to the pension plan managed by Fundação CESP, reclassified to a specific caption in the Company's balance sheet (Note 13).

## 10.2. Composition of Foreign Currency Loans - Principal Amount (All Amounts in Thousands)

| | March 31, 2002 (Unaudited) | | | December 31, 2001 | | |
|---|---|---|---|---|---|---|
| Currency | R$ | US$ (equivalent) | % | R$ | US$ (equivalent) | % |
| US$ | 5,697,692 | 2,452,097 | 89.05 | 5,701,724 | 2,457,216 | 88.68 |
| SwFr | 28,203 | 12,138 | 0.44 | 25,877 | 11,152 | 0.41 |
| Euro | 672,418 | 289,386 | 10.51 | 701,742 | 302,423 | 10.91 |
| | 6,398,313 | 2,753,621 | 100.00 | 6,429,343 | 2,770,791 | 100.00 |

10.3. Maturities of the Principal of Long-term Loans and Financing as of March 31, 2002
(All Amounts in Thousands)

| | Foreign currency | | Local currency | Total |
|---|---|---|---|---|
| | US$ (equivalent) | R$ | R$ | R$ |
| 2003 | 147,830 | 343,497 | 376,410 | 719,907 |
| 2004 | 679,246 | 1,578,296 | 255,387 | 1,833,683 |
| 2005 | 197,803 | 459,616 | 86,630 | 546,246 |
| 2006 | 185,770 | 431,656 | 25,122 | 456,778 |
| 2007 | 457,467 | 1,062,970 | 25,122 | 1,088,092 |
| After 2007 | 918,594 | 2,134,444 | 158,120 | 2,292,564 |
| | 2,586,710 | 6,010,479 | 926,791 | 6,937,270 |

10.4. Increase in Principal Currencies and Indexes
(In Relation to the Brazilian Real) (%)

| | For the quarters ended | | For the year ended |
|---|---|---|---|
| | March 31, 2002 | March 31, 2001 | December 31, 2001 |
| US$ | 0.14 | 10.55 | 18.67 |
| SwFr | (0.84) | 2.52 | 14.88 |
| Euro | (1.82) | 3.25 | 12.05 |
| TR | 0.55 | 0.35 | 2.29 |
| IGP-M | 0.51 | 1.42 | 10.38 |

## 11. PAYABLES TO RELATED PARTIES

| | | March 31, 2002 (Unaudited) | | | December 31, 2001 |
|---|---|---|---|---|---|
| Creditor | Description | Current | Long term | Total | Total |
| Eletrobrás | Energy supplied by Itaipu, transmission charges and self-generated energy | 12,220 | 124,231 | 136,451 | 134,357 |
| Fundação CESP | Supplementary proportional settled benefit: | | | | |
| | CESP employees (1) | - | - | - | 454,523 |
| | Fundação CESP employees (1) | - | - | - | 1,574 |
| | Financing contract | 11,806 | 4,919 | 16,725 | 19,294 |
| | | 11,806 | 4,919 | 16,725 | 475,391 |
| | | 24,026 | 129,150 | 153,176 | 609,748 |

(1) Amounts related to the pension plan managed by Fundação CESP, reclassified to a specific caption in the Company's balance sheet (Note 13).

11.1. Eletrobrás

Refers to the remaining balance (after the spin-off) of the contract for the financing of purchases of energy, payable in 168 monthly installments beginning June 15, 1999. The balance due is monetarily restated based on the IGP-M index and is subject to annual interest of 10%, payable monthly.

11.2. Fundação CESP

Refers to the balance of the financing contract, entered into on August 6, 1999, referring to payments of benefits defined by Law No. 4,819/58, payable in 48 monthly installments, monetarily restated based on the IGP-M index, plus annual interest of 6% (Note 5.2.).

## 12. RESERVES FOR CONTINGENCIES

The Company is party to certain lawsuits in various courts involving tax, civil and labor matters. Management, based on the opinion of its legal counsel, recognized a reserve for the lawsuits the unfavorable outcome of which is considered probable.

Composition of reserves is as follows:

| | March 31, 2002 (Unaudited) | December 31, 2001 |
|---|---|---|
| Labor: | | |
| Various | 13,216 | 13,391 |
| Hazard exposure | 11,296 | 11,296 |
| | 24,512 | 24,687 |
| Civil: | | |
| Consumers (DNAEE Ordinances No. 38/86 and No. 45/86) | 13,239 | 13,239 |
| Various | 14,365 | 14,365 |
| | 27,604 | 27,604 |
| Expropriation and indemnities: | | |
| Various | 154,172 | 156,371 |
| Tax: | | |
| COFINS (1) | 106,222 | 88,581 |
| | 312,510 | 297,243 |

(1) In July 1999, CESP began to pay COFINS on billings, at the rate in force of 3%, but continues challenging in court the constitutionality of the inclusion of financial and nonoperating income in the calculation basis. The Company obtained an injunction from the 16th São Paulo District Federal Court, with a favorable sentence for the payment as defined by Supplementary Law No. 70/91, that is, only on billing. The Company has accrued the unpaid amounts plus applicable interest.

Company's management, based on the opinion of legal counsel, believes that there are no significant future risks not covered by reserves in sufficient amounts in its financial statements or risks which may significantly impact its cash flows.

## 13. PENSION PLAN - FUNDAÇÃO CESP - CVM RESOLUTION NO. 371/2000

| | | March 31, 2002 (Unaudited) | | |
|---|---|---|---|---|
| | | Current | Long term | Total |
| Fundação CESP | Supplementary proportional settled benefit: | | | |
| | CESP employees | 31,378 | 424,804 | 456,182 |
| | Fundação CESP employees | 797 | 597 | 1,394 |
| | Debt agreement | 44,743 | 110,138 | 154,881 |
| | Adjustment - CVM Resolution No. 371/2000 | 12,474 | - | 12,474 |
| | | 89,392 | 535,539 | 624,931 |

### 13.1. Supplementary Proportional Settled Benefit

Refers to the remaining balance (after the spin-off) of the contract with Fundação CESP relating to the actuarial deficit of its pension plan through October 31, 1997, to cover the settlement of supplementary proportional fixed benefits, payable in 240 monthly installments, the first payment being made on December 30, 1997. The total amount of the debt is indexed based on the IGP-DI index determined by Fundação Getúlio Vargas, plus annual interest at 6%, or the increase in actuarial cost, whichever is higher. The Company made the actuarial cost variation adjustments at the end of the year.

### 13.2. Debt Agreement

Refers to the remaining part of a contract (after the spin-off) effective December 30, 1997, to be amortized in 96 monthly installments restated by the actuarial cost increase or reference rate (TR) whichever is higher, plus interest of 8% per year.

### 13.3. Adjustment - CVM Resolution No. 371/2000

Refers to the adjustment for proportionally recording the annual actuarial cost of the pension plan sponsored by the Company, based on estimates prepared by an independent actuary, for purposes of implementing the cost recognition methodology related to the pension plan, established by CVM Resolution No. 371/2000.

## 14. REGULATORY CHARGES PAYABLE

| | March 31, 2002 (Unaudited) | December 31, 2002 |
|---|---|---|
| Current: | | |
| Global reserve for reversion quota (RGR)- | | |
| Installments - 1997 and 1998 (1) | 13,566 | 16,279 |
| Installments - 1999 (2) | - | 966 |
| Installments - 2000 (3) | 835 | 919 |
| Monthly quota | 3,925 | 3,548 |
| Quota difference - 2001 (4) | 18,693 | 18,782 |
| Compensation for use of water resources | 14,099 | 7,532 |
| Fuel usage quota (CCC) | 3,702 | 1,258 |
| Inspection fee - ANEEL | 609 | 527 |
| | 55,429 | 49,811 |
| Long term: | | |
| Global reserve for reversion quota (RGR) - | | |
| 1997 and 1998 (1) | - | 1,357 |
| | 55,429 | 51,168 |

(1) ANEEL Decision No. 43 of February 1, 2000 established the payment of RGR in 36 monthly installments.

(2) Differences in 1999 payments were paid in 11 fixed monthly installments (of a total of 12) in 2001, in accordance with ANEEL Decision No. 572 of December 28, 2000.

(3) ANEEL Decision No. 124 of March 7, 2002 established the payment in 11 monthly installments.

(4) Differences in 2001 payments. The form of payment will be decided by ANEEL.

## 15. INCOME FROM ELECTRIC UTILITY OPERATIONS

| | Quarters ended March 31, (Unaudited) | |
|---|---|---|
| | 2002 | 2001 |
| Operating revenues: | | |
| Electricity sales to final consumers | 30,823 | 25,916 |
| Electricity sales to distributors | 396,711 | 359,611 |
| Other revenues | 55 | 75 |
| | 427,589 | 385,602 |
| Taxes and regulatory charges: | | |
| Global reserve for reversion quota (RGR quota) | (10,644) | (10,643) |
| Value-added tax on sales to final consumers | (5,535) | (4,665) |
| COFINS (tax on operating revenues) | (12,846) | (11,568) |
| PIS (tax on operating revenues) | (2,783) | (2,506) |
| | (31,808) | (29,382) |
| Net operating revenues | 395,781 | 356,220 |
| Operating expenses: | | |
| Personnel | (19,374) | (18,481) |
| Materials and supplies | (2,220) | (994) |
| Outside services | (9,009) | (9,825) |
| Compensation for use of water resources | (16,436) | (16,375) |
| Fuel usage quota (CCC quota) | (3,907) | (3,755) |
| Electricity purchased for resale | (8,534) | (17,294) |
| Electricity network usage charges | (8,076) | (7,350) |
| Depreciation | (108,289) | (98,923) |
| Pension plan expenses - Fundação CESP | (25,474) | - |
| Other expenses | (8,185) | (3,845) |
| | (209,504) | (176,842) |
| Income from electric utility operations | 186,277 | 179,378 |

## 16. OPERATING REVENUES, ELECTRICITY PURCHASED AND USE OF ELECTRIC ENERGY NETWORK

### 16.1. Tariff Adjustments for Supply and Sale of Electric Energy

CESP, together with electric energy distribution concessionaires (Eletropaulo, Bandeirante, CPFL and ELEKTRO) and ANEEL, conducted negotiations to agree on specific dates for tariff adjustments. This process started in May 2000 and resulted in changing the tariff adjustment dates for CESP's supply of electric energy.

In 2000 and 2001, CESP's tariff adjustments, resulting from this rescheduling, were made on the following dates:

| Distributors supplied | Adjustment date | ANEEL Resolution No. | Adjustment - % |
|---|---|---|---|
| Eletropaulo (rescheduling) | 04.07.00 | 250 of 07.03.00 | 14.93 |
| ELEKTRO, CPFL and Bandeirante | 11.08.00 | 295 of 08.10.00 | 16.06 |
| Bandeirante (rescheduling) | 11.10.00 | 392 of 10.10.00 | 3.27 |
| CPFL (rescheduling) | 08.04.01 | 119 of 04.05.01 | 8.88 |
| Eletropaulo | 04.07.01 | 252 of 07.02.01 | 13.35 |
| ELEKTRO (rescheduling) | 07.08.01 | 315 of 08.06.01 | 13.57 |
| Bandeirante | 11.10.01 | 417 of 10.09.01 | 11.58 |

Supply tariffs were adjusted at the rate of 22.95%, effective December 15, 2001, based on ANEEL Resolution No. 544 of December 12, 2001.

### 16.2. Energy Sales for the Quarters Ended March 31

| | Quantities MWh (*) | | Amounts | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | | | (Unaudited) | |
| Sales to final consumers: | | | | |
| Industrial | 458,622 | 516,367 | 31,144 | 25,916 |
| Tariff recovery - adjustment | - | - | (321) | - |
| | 458,622 | 516,367 | 30,823 | 25,916 |
| Sales to distributors: | | | | |
| Own generation/other- | | | | |
| Eletropaulo | 2,693,487 | 2,797,624 | 147,974 | 135,073 |
| Bandeirante | 730,800 | 1,471,025 | 41,005 | 73,955 |
| CPFL | 1,617,281 | 1,642,585 | 83,938 | 78,330 |
| ELEKTRO | 1,413,804 | 1,457,234 | 66,261 | 60,056 |
| Piratininga | 705,537 | - | 39,629 | - |
| Other | 333,804 | 332,414 | 17,904 | 16,232 |
| Spot market estimate | - | - | - | 1,053 |
| Reversal of estimate - 2000 (part) | - | - | - | (5,088) |
| Total sales to distributors | 7,494,713 | 7,700,882 | 396,711 | 359,611 |
| Total sales | 7,953,335 | 8,217,249 | 427,534 | 385,527 |

16.3. Energy Purchased and Use of Electric Energy Network
for the Quarters Ended March 31

| | Quantities MWh (*) | | Amounts | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | | | (Unaudited) | |
| Resale: | | | | |
| Itaipu- | | | | |
| Contracts | 97,072 | 97,789 | 8,067 | 7,072 |
| Transmission charges | - | - | 330 | 298 |
| Surplus energy | 4,987 | 16,497 | 7 | 20 |
| | 102,059 | 114,286 | 8,404 | 7,390 |
| Spot market- | | | | |
| Bilateral contracts | - | 164,500 | - | 17,544 |
| Spot market estimates - 2000 | - | - | - | 4,288 |
| Reversal of estimate - 2000 (part) | - | - | - | (11,928) |
| Other | - | - | 130 | - |
| | - | 164,500 | 130 | 9,904 |
| | 102,059 | 278,786 | 8,534 | 17,294 |
| Use of electric energy network: | | | | |
| Connection | - | - | 3,917 | 3,516 |
| Basic network | - | - | 4,159 | 3,834 |
| | - | - | 8,076 | 7,350 |

(*) Not reviewed by independent public accountants.

The amounts of energy sold and purchased are linked to:

(1) Itaipu:

a. Contracts and transmission charges: energy from Itaipu equivalent to 57 MW, to meet the needs of small distributors.

b. Surplus energy: determined based on quantities effectively measured and prorated as a function of established quotas.

(2) Spot market:

a. Bilateral contracts: negotiated between CESP and others in the sector to reduce negative exposure.

(3) Use of electric energy network:

a. Charges for connection and basic network based on amounts established by ANEEL Resolutions No. 244/01 and No. 247/01.

## 17. FINANCIAL INCOME (EXPENSE) AND NET MONETARY AND EXCHANGE VARIATIONS

| | Quarters ended March 31, (Unaudited) | |
|---|---|---|
| | 2002 | 2001 |
| Financial income: | | |
| Income from temporary cash investments | 19 | 15,973 |
| Restatement - receivables | 10,822 | 15,146 |
| Restatement - cash (retained deposits and guarantees) | - | 3,051 |
| Restatement and additions to electricity bills | 3,662 | 1,653 |
| Restatement - spot market energy (Note 4) | 16,614 | - |
| Interest on capital/dividends | 32 | 282 |
| Other | 1,643 | 6,857 |
| | 32,792 | 42,962 |
| Financial expense: | | |
| Debt charges- | | |
| In foreign currency | (105,849) | (134,726) |
| In local currency | (11,387) | (8,671) |
| | (117,236) | (143,397) |
| Other: | | |
| Charges on past-due taxes | (19,433) | (6,936) |
| Eletrobrás agreement (Note 11.1) | (3,193) | (2,930) |
| Fundação CESP agreement | (14) | (6,416) |
| Restatement - spot market energy (Note 4) | (18,392) | - |
| CPMF (tax on bank transactions) | (1,687) | (5,671) |
| COFINS on financial income | (8,632) | (1,414) |
| PIS on financial income | (1,870) | (306) |
| Tax on financial transactions | (665) | (1,169) |
| Other | (183) | (718) |
| | (54,069) | (25,560) |
| | (171,305) | (168,957) |
| | (138,513) | (125,995) |
| Net monetary and exchange variations: | | |
| In foreign currency | 2,491 | (556,957) |
| In local currency | (30,206) | (21,775) |
| | (27,715) | (578,732) |

## 18. FINANCIAL INSTRUMENTS

In compliance with the provisions of CVM Instruction No. 235/95, the Company has evaluated the book values of its assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates referred to do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

### 18.1. Valuation of Financial Instruments

As of March 31, 2002, the Company's principal financial instruments, as well as the criteria adopted for their valuation, are as follows:

(a) Cash and Cash Equivalents--Comprise cash, banks, and temporary cash investments. The market value of these assets does not differ from the recorded amounts.

(b) Receivables and Accounts Payable - Electricity--These receivables and payables arise basically from transactions made within the context of the Electric Energy Wholesale Market (MAE), and were recorded and valued based on information available, considering the prices prevailing in the MAE for 2001. There were no transactions in connection with such receivables or payables which might affect their classification and valuation at the end of the quarter.

(c) Investments--Investments related to shares of publicly-traded companies are stated at cost; in the event cost is higher than the market value of these shares on stock exchanges, an allowance for reduction to market value was recognized. The market value of other investments approximates book values.

(d) Debentures--The Company has liquidated seven out of the eight debenture series issued. These securities are traded on the over-the-counter market, and are valued in accordance with the criteria established upon their issuance, based on the characteristics set forth in Note 16.1.(8) of the annual financial statements for 2001.

(e) Electric Energy Term Certificates (CTEE)--Securities issued by CESP, equivalent on the issue date, to a unit amount of one megawatt/hour at the energy rate B-3 for an electric energy distributor. The energy rate B-3 is applicable to captive consumers and is regulated by ANEEL for each electric energy distribution utility which are subject to control and inspection by ANEEL.

CTEE's are traded over-the-counter and offer two options for monetary redemption, at the higher between: (a) remuneration based on defined financial indexes (Note 16.1.(9) of the annual financial statements for 2001), or (b) B-3 tariff increase. These securities can also be redeemed in payment of electric energy bills to the distributor which in turn utilizes them to pay its bills to CESP.

The Company has liquidated four out of the seven tranches issued; redemption by cash payment has not yet occurred.

The Company did not have transactions involving derivatives on the date of this quarterly information.

## 19. SUBSEQUENT EVENTS

### 19.1. Funding in the International Market

On May 9, 2002, the Company completed a placement of securities in the international market, in connection with the Euro-Medium Term Note program, after approval by the Central Bank of Brazil, and raised US$150 million, without guarantee, subject to annual interest of 9% in the first year, and 11.5% in the following years, with final maturity in May 2005.

## 20. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

MANAGEMENT'S COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER

ANALYSIS OF RESULTS FOR THE QUARTER

The change in average tariffs, not considering the effects of surplus energy and spot-market trading, was as follows:

| | Quarters ended March 31 | | |
|---|---|---|---|
| | Average price - R$/MWh | | |
| | 2002 | 2001 | Increase (%) |
| Sales: | | | |
| Supply - own generation/other | 52.93 | 47.22 | 12.09 |

Revenues from the sale of electric energy to final consumers and distributors reached R$427,534 in the first quarter of 2002, surpassing by 10.9% the same quarter of 2001, due to the effect of the tariff adjustments approved by ANEEL (Note 16.1.).

As a result, income from electric utility operations was R$186,277, higher than the same quarter of the previous year.

For this quarter, internal funds generated were R$320,040 (income from electric utility operations, excluding depreciation and pension plan expenses - Note 15), 15.0% higher than the same quarter of 2001.

Net financial expense of R$166,228 was mainly impacted by debt charges (Note 17.1.) in the amount of R$171,305.

Income from operations (after financial expense) was R$20,049, principally due to income from electric utility operations (in relation to 2001) and to lower debt charges and monetary variations this quarter.

As a result of its operations and the foregoing factors, the Company ended the quarter with net income of R$12,193.

# ECONOMIC AND FINANCIAL RATIOS

| | March 31, 2002 | December 31, 2001 |
|---|---|---|
| Asset indebtedness: | | |
| Total liabilities (-) liabilities linked to concession / Total assets | 0.51 | 0.51 |
| Current ratio: | | |
| Current assets / Current liabilities | 0.30 | 0.32 |
| Book value per thousand shares | 105.75 | 105.62 |

| | Quarters ended March 31, 2002 | Quarters ended March 31, 2001 |
|---|---|---|
| Overall average price - R$ per MWh (*): | | |
| Sales and supply revenue / Energy sold (MWh) | 53.76 | 47.41 |
| Operating margin (%): | | |
| Income from operations / Net operating revenue | 47.07 | 50.36 |
| Property, plant and equipment return rate (%): | | |
| Income from operations / Property, plant and equipment in service, net | 1.13 | 1.18 |

(*) Not including surplus energy and spot-market trading.